

April 4, 2019

DAVID KHANI
Chief Financial Officer
CONSOL Coal Resources LP
CNX Center
1000 CONSOL Energy Drive, Suite 100
Canonsburg, PA 15317-6506

      Re: CONSOL Coal Resources LP
           Form 10-K
           Filed February 8, 2019
           File No. 001-37456

Dear Mr. KHANI:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Sincerely,

              Division of Corporation Finance
              Office of Beverages, Apparel and Mining